FORM N-18F-1

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            KIT COLE INVESTMENT TRUST
                            Exact Name of Registrant

                            NOTIFICATION OF ELECTION

         The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit itself to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.

                                    SIGNATURE

         Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of San Rafael and the state of California on the 5th day of April, 2000.

                                      Signature KIT COLE INVESTMENT TRUST
                                                -------------------------
                                                   (Name of Registrant)


                                      By: /S/ JEFF TAPPAN
                                              Jeff Tappan
                                      (Name of director, trustee or officer
                                      signing on behalf of Registrant)


                                       CHIEF EXECUTIVE OFFICER
                                       ---------
                                        (Title)



Attest: /S/ BERNADETTE BAGUIO
          Bernadette Baguio

       EXECUTIVE ASSISTANT
            (Title)